UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Blueknight Energy Partners, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

09625U109

(CUSIP Number)

A. Patrick Busby

Ergon Asphalt & Emulsions, Inc.

c/o Ergon, Inc.

P.O. Box 1639

Jackson, MS 39215-1639

Telephone: (601) 933-3314

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09625U208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ergon, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mississippi
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,160,425(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,160,425(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,160,425(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.1%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See Item 3 for additional information.
(2)	Ergon Asphalt & Emulsions, Inc. is a wholly-owned subsidiary of Ergon, Inc. Accordingly, Ergon, Inc. may be deemed to share voting and dispositive power over the reported securities of Ergon Asphalt & Emulsions, Inc.
(3)	Consists of (a) 18,312,968 Series A Preferred Units (as defined below), which are convertible into Common Units (as defined below) on a one-for-one basis as described in Item 1, and (b) 847,457 Common Units.
(4)	See Item 5 for additional information.

CUSIP No. 09625U208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ergon Asphalt & Emulsions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mississippi
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,160,425(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,160,425(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,160,425(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.1%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See Item 3 for additional information.
(2)	Consists of (a) 18,312,968 Series A Preferred Units, which are convertible into Common Units on a one-for-one basis as described in Item 1, and (b) 847,457 Common Units. As further described in Item 3, Ergon, Inc. owns all of the common stock of Ergon Asphalt & Emulsions, Inc. Accordingly, Ergon, Inc. may be deemed to indirectly beneficially own the Common Units of the Issuer.
(3)	Consists of (a) 18,312,968 Series A Preferred Units, which are convertible into Common Units on a one-for-one basis as described in Item 1, and (b) 847,457 Common Units.
(4)	See Item 5 for additional information.

Item 1. Security and Issuer.

This Schedule 13D relates to common units representing limited partner interests (“Common Units”) in Blueknight Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). The Reporting Persons (defined below) hold Series A preferred units representing limited partner interests (“Series A Preferred Units”) and Common Units in the Issuer. The Series A Preferred Units are convertible into Common Units on a one-for-one basis at the holder’s option, as set forth in the Fourth Amended and Restated Agreement of Limited Partnership of the Issuer, dated September 14, 2011 (the “Partnership Agreement”). The principal executive offices of the Issuer are located at 201 NW 10th, Suite 200, Oklahoma City, Oklahoma 73103.

Item 2. Identity and Background.

(a) This Schedule 13D is filed jointly by each of the following persons:

i.	Ergon, Inc., a Mississippi corporation (“Ergon”); and

ii.	Ergon Asphalt & Emulsions, Inc., a Mississippi corporation (“EA&E”).

Ergon and EA&E are collectively referred to as the “Reporting Persons”. The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of the Reporting Persons is set forth on Schedule I, attached hereto, which is incorporated herein by reference.

(b) The address of the principal business office of each of the Reporting Persons is P.O. Box 1639, Jackson, MS 39215-1639.

(c)

i.	Ergon’s primary business activity is to operate as a sophisticated crude oil processor, transporter and marketer of refined products. Ergon functions as a producer and marketer of specialty asphalt products, as well as an oil and gas explorer and real estate developer. In addition, Ergon manufactures state-of-the-art road maintenance products and equipment. Members of the Lampton family, including William W. Lampton, Robert H. Lampton, Leslie B. Lampton, III and Lee C. Lampton, are the predominant owners, directly or through trusts, of the voting equity of Ergon. The members of the Lampton family disclaim beneficial ownership of the securities of the Issuer.

ii.	EA&E’s primary business activity is manufacture and market asphalt products.

(d) – (e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers, managers or directors (the “Listed Persons”) listed on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As previously disclosed in the Issuer’s Current Report on Form 8-K dated July 19, 2016, the following agreements were entered into:

•	A Membership Interest Purchase Agreement (the “MIPA”) among Blueknight Energy Holding, Inc. a Delaware corporation (“BEHI”), CB-Blueknight, LLC (“Charlesbank”), Ergon Asphalt Holdings, LLC, a Delaware limited liability company and the wholly-owned subsidiary of EA&E (“EAH”), and the other parties thereto, pursuant to which EAH purchased 100% of the membership interests in Blueknight GP Holding, LLC (“GP Holding”), which owns 100% of the outstanding equity interests in Blueknight Energy Partners G.P., L.L.C. (the “General Partner”), the sole general partner of the Issuer, from BEHI and Charlesbank in exchange for aggregate cash consideration of $126.9 million.

•	A Contribution Agreement (the “Contribution Agreement”) among the Issuer, BKEP Terminal Holding, L.L.C., a wholly owned subsidiary of the Issuer (“Acquirer”), EA&E, EAH and Ergon Terminaling, Inc. (“ETI” and, together with EA&E and EAH, the “Contributors”), pursuant to which EA&E and ETI contributed to Acquirer $22,100,000 in cash and 100% of the equity interest in BKEP Terminalling, L.L.C (“Holdings”), a subsidiary of EA&E and ETI which, as of the closing of the transactions contemplated by the Contribution Agreement (“Closing”), was the owner or lessee of certain asphalt terminals, storage tanks and related real property, contracts, permits, assets and other interests previously owned by EA&E and ETI (collectively referred to as the “Terminal Assets”), including asphalt terminals at the following locations:

Wolcott, Kansas

Ennis, Texas

Chandler, Arizona

Mt. Pleasant, Texas

Pleasanton, Texas

Birmingport, Alabama

Memphis, Tennessee

Nashville, Tennessee

Yellow Creek, Mississippi

In consideration of the contribution by EA&E and ETI of the equity in Holdings (and thereby indirect ownership of the Terminal Assets) and cash to Acquirer, the Issuer delivered 18,312,968 Series A Preferred Units to EA&E (the “Issued Series A Units”). Additionally, under the Contribution Agreement, the Contributors purchased 847,457 Common Units in a private placement at a price of $5.90 per unit ($5,000,000 in the aggregate) (such Common Units, the “Issued Common Units” and, together with the Issued Series A Units, the “Issued Units”).

The transactions contemplated by the MIPA and the Contribution Agreement (the “Transactions”) closed on October 5, 2016.

As previously disclosed in the Issuer’s Current Report on Form 8-K dated October 5, 2016, the Issuer entered into a Registration Rights Agreement, dated October 5, 2016, with EA&E, ETI, and EAH (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to file shelf registration statements covering the Issued Common Units and the conversion common units issued as a result of the conversion of the Issued Series A Units. In addition, the Issuer agreed to use reasonable best efforts to cause the shelf registration statement to be declared effective by the Securities and Exchange Commission no later than 180 days after its filing.

The descriptions of the MIPA, Contribution Agreement and Registration Rights Agreement set forth in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which have been filed as Exhibit B, Exhibit C and Exhibit D, respectively, and are incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in or incorporated by reference in Item 2, Item 3 and Item 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the Series A Preferred Units and Common Units reported herein for investment purposes. The Reporting Persons may from time to time make additional purchases of Series A Preferred Units or Common Units, or dispose of Series A Preferred Units or Common Units, either in the open market or in private transactions depending on the Reporting Persons’ respective businesses, prospects and financial conditions, the market for the Series A Preferred Units or Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The information with respect to the possible future conversion of Series A Preferred Units into Common Units set forth in Item 1 of this Schedule 13D is incorporated herein by reference. The Issuer may grant unit awards, restricted units, phantom units, unit option, unit appreciation rights, distribution equivalent rights and substitute awards to employees and directors of the Issuer and its affiliates, pursuant to a long-term incentive plan adopted by the General Partner. The Issuer may acquire Common Units pursuant to such long-term incentive plan on the open market, directly from the Issuer, from other Reporting Persons or otherwise.

(b) None.

(c) None.

(d) As previously disclosed in the Issuer’s Current Report on Form 8-K dated October 5, 2016, in connection with the closing of the Transactions, each of M.A. Loya, Michael R. Eisenson, Jon M. Biotti and Francis Brenner tendered his resignation from the Board of Directors of the General Partner. Additionally, the Reporting Persons appointed William W. Lampton, Robert H. Lampton, Jimmy A. Langdon, Donald M. Brooks and Edward Drew Brooks to the Board of Directors of the General Partner. The General Partner has sole responsibility for conducting the Issuer’s business and managing its operations and is ultimately controlled by Ergon. Some of Ergon’s executive officers and directors will also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders. Through its indirect ownership of 100% of the membership interests in the General Partner, Ergon will have the ability to elect all the members of the board of directors of the General Partner.

(e) Ergon, as the indirect owner of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. Ergon, however, has no current intention of changing the present capitalization or dividend policy of the Issuer.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell any Series A Preferred Units or Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 are hereby incorporated by reference.

(a) – (b) The aggregate number and percentage of Series A Preferred Units and Common Units beneficially owned by the Reporting Persons (on the basis of a total of (i) 35,125,202 Series A Preferred Units based on (x) a total of 30,147,624 Series A Preferred Units issued and outstanding as of August 30, 2016, as reported in the Issuer’s Schedule 14C Information Statement dated September 12, 2016 (the “Information Statement”), (y) the issuance of 18,312,968 Series A Preferred Units by the Issuer on October 5, 2016 pursuant to the Contribution Agreement, and (z) the repurchase of 13,335,390 Series A Preferred Units by the Issuer on October 5, 2016 and (ii) 56,210,301 Common Units based on (x) 37,049,876 Common Units issued and outstanding as of August 30, 2016, as reported in the Information Statement, (y) the issuance of 847,457 Common Units by the Issuer on October 5, 2016 pursuant to the Contribution Agreement and (z) the conversion of the 18,312,968 Issued Series A Units into Common Units) are as follows:

(i)	EA&E is the sole record owner of, and has the sole power to vote and dispose of 18,312,968 (52.1%) Series A Preferred Units (on an as-converted basis, 18,312,968 (32.6%) Common Units) and 847,457 Common Units (1.5% on a diluted basis) (collectively, the “EA&E Direct Units”).

(ii)	Ergon does not directly own any Series A Preferred Units or Common Units. EA&E is wholly-owned by Ergon. Accordingly, Ergon may be deemed to (i) beneficially own those units owned by EA&E, representing 18,312,968 (52.1%) Series A Preferred Units (on an as-converted basis, 18,312,968 (32.6%) Common Units) and 847,457 Common Units (1.5% on a diluted basis) and (ii) possess shared voting and dispositive powers with respect to the EA&E Direct Units.

The Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the reporting persons are the beneficial owner of the reported securities for purposes of Section 13(d) or 13(g) of the Act, or for any other purpose.

(c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Direct Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule I for the information applicable to the Listed Persons. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons. Pursuant to the Contribution, the Contributors have agreed to reimburse the Issuer for an amount (the “Distribution Amount”) equal to (i) the full quarterly cash Partnership distribution allotted to the 6,667,695 Series A Preferred Units repurchased by the Issuer from each of Charlesbank and BEHI concurrently with the Closing (the “Repurchased Units”) for the quarter immediately preceding the quarter in which the Closing occurred, plus (ii) the pro rata share of the Issuer distribution which paid in respect of such Repurchase Units for the quarter in which the Closing occurred.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 is hereby incorporated herein by reference.

Pursuant to the Contribution Agreement, the Contributors agreed that, during the period ending 180 days from October 5, 2016, the date of the Closing, they will not engage in certain specified transactions regarding the Issued Units. In addition, pursuant to the MIPA, EAH agreed that for a period of 18 months from the Closing, EAH and its affiliates will not vote any Series A Preferred Units in favor of any matter that adversely affects any of the rights, preferences or privileges of the Series A Preferred Units or amends or modifies any of the terms of the Series A Preferred Units in any material respect or affects the holders of the Series A Preferred Units disproportionately in relation to the holders of the Common Units. EAH also agreed that during such 18-month period, EAH and its affiliates will not, and will cause the General Partner not to, (i) direct, authorize or otherwise permit the Issuer to convert any series A Preferred Units into Common Units pursuant to Section 5.12(c)(ii) of the Partnership Agreement (Conversion at the Option of the Partnership) or (ii) permit any amendment of the Partnership Agreement in any manner that affects any of the rights of Charlesbank and BEHI or their respective affiliates under Section 7.12 of the Partnership (Registration Rights of the General Partner and its Affiliates) in any material respect.

Pursuant to the Registration Rights Agreement, the Issuer agreed to file up to three shelf registration statements for the resale of the Issued Common Units and the Common Units issued to EA&E as a result of the conversion of the Issued Series A Preferred Units, with EA&E permitted no more than three of such registration demands. The Registration Rights Agreement also provides EA&E with piggyback registration rights with respect to underwritten primary offerings by the Issuer. However, the demand and piggyback rights of EA&E expire at any time that such person and its affiliates own less than 10% of the aggregate Common Units issued as a result of the conversion of the Series A Preferred Units issued to such person and its affiliates in connection with the Transactions.

Issuer’s Partnership Agreement

Pursuant to the Partnership Agreement, at the request of the General Partner or any affiliate of the General Partner (including affiliates of the General Partner at the date of the Partnership Agreement notwithstanding that such affiliate may later cease to be an affiliate of the General Partner) holding Issuer securities, each such holder of securities can request, and the Issuer shall file, up to three registration statements in the aggregate pursuant to such requests for the resale of such securities. The Partnership Agreement also provides the General Partner and its affiliates with piggyback registration rights with respect to primary offerings by the Issuer. The registration rights in the Partnership Agreement survive with respect to the General Partner and its affiliates for a period of two years after the General Partner ceases to be general partner of the Issuer.

The General Partner, as the sole general partner of the Issuer, and EA&E, as a limited partner of the Issuer, and all other limited partners of the Issuer, are bound by the Partnership Agreement.

Cash Distributions

The Issuer’s cash distribution policy requires it to pay cash distributions at an initial distribution rate of $0.11 per Common Unit per quarter ($0.44 per Common Unit on an annualized basis) to the extent the Issuer has sufficient cash from its operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner. The Issuer calls this quarterly distribution amount the “minimum quarterly distribution” and the Issuer’s ability to pay it is subject to various restrictions and other factors.

The Partnership Agreement requires the Issuer to distribute, within 45 days after the end of each quarter, all of its available cash.

The Partnership Agreement requires that the Issuer distribute all of its available cash in the following manner:

•	first, 97.9% to the holders of Series A Preferred Units, pro rata, and 2.1% to the General Partner, until the Issuer distributes for each outstanding Series A Preferred Unit an amount equal to $0.17875 per unit (the “Series A Quarterly Distribution Amount”) for that quarter;

•	second, 97.9% to the holders of Series A Preferred Units, pro rata, and 2.1% to the General Partner, until the Issuer distributes for each outstanding Series A Preferred Unit an amount equal to any arrearages in the payment of the Series A Quarterly Distribution Amount for any prior quarters;

•	third, 97.9% to all holders of Common Units and holders of Class B units, pro rata, and 2.1% to the General Partner, until the Issuer distributes for each outstanding Common Unit and Class B unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

If the Issuer achieves minimum quarterly distribution and the target distribution levels, the General Partner will receive, in addition to distributions on its 2.1% general partner interest, increasing percentages, up to 48%, of the cash the Issuer distributes in excess of that amount. These distributions are referred to as “incentive distributions.”

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of additional partnership securities (other than Series A Preferred Units) on the terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner controls the Issuer and the unitholders have only limited voting rights. Unitholders have no rights to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s outstanding units, including units owned by the General Partner and its affiliates. The ownership of more than 331/3% of the Issuer’s outstanding units by the General Partner and its affiliates would give them the practical ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding Common Units, the General Partner has the right, but not the obligation, to purchase all of the remaining Common Units at a price not less than the then-current market price of the Common Units as calculated in accordance with the Partnership Agreement.

The General Partner’s Limited Liability Company Agreement

EAH, as the indirect owner of the General Partner, has the right to elect the members of the board of directors of the General Partner pursuant to the terms of the General Partner’s limited liability company agreement.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

The descriptions of the Contribution Agreement, the Registration Rights Agreement and the Partnership Agreement set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which have been filed as Exhibit C, Exhibit D and Exhibit E, respectively, and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

EXHIBIT A	Joint Filing Agreement among the Reporting Persons, dated as of October 17, 2016 (filed herewith).

EXHIBIT B	Membership Interest Purchase Agreement, dated as of July 19, 2016, by and among CB-Blueknight, LLC, Blueknight Energy Holding, Inc., Ergon Asphalt Holdings, LLC and the other parties thereto (filed as Exhibit F to CB-Blueknight, LLC’s Schedule 13D, filed September 27, 2016 (Commission File No. 005-83211), and incorporated herein by reference).

EXHIBIT C	Contribution Agreement dated as of July 19, 2016 among Blueknight Energy Partners, L.P., BKEP Terminal Holding, L.L.C., Ergon Asphalt & Emulsions, Inc., Ergon Terminaling, Inc. and Ergon Asphalt Holdings, LLC (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed July 20, 2016, and incorporated herein by reference).

EXHIBIT D	Registration Rights Agreement, dated as of October 5, 2016, by and among Blueknight Energy Partners, L.P., Ergon Asphalt & Emulsions, Inc., Ergon Terminaling, Inc., and Ergon Asphalt Holdings, LLC (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed October 5, 2016, and incorporated herein by reference).

EXHIBIT E	Fourth Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of September 14, 2011 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed September 14, 2011, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 17, 2016

ERGON, INC.

By:	/s/ Kathryn W. Stone
Name:	Kathryn W. Stone
Title:	Executive Vice President, Secretary and Treasurer

ERGON ASPHALT & EMULSIONS, INC.

By:	/s/ Drew Brooks
Name:	Drew Brooks
Title:	Vice President

EXHIBIT INDEX

EXHIBIT A	Joint Filing Agreement among the Reporting Persons, dated as of October 17, 2016 (filed herewith).

EXHIBIT B	Membership Interest Purchase Agreement, dated as of July 19, 2016, by and among CB-Blueknight, LLC, Blueknight Energy Holding, Inc., Ergon Asphalt Holdings, LLC and the other parties thereto (filed as Exhibit F to CB-Blueknight, LLC’s Schedule 13D, filed September 27, 2016 (Commission File No. 005-83211), and incorporated herein by reference).

EXHIBIT C	Contribution Agreement dated as of July 19, 2016 among Blueknight Energy Partners, L.P., BKEP Terminal Holding, L.L.C., Ergon Asphalt & Emulsions, Inc., Ergon Terminaling, Inc. and Ergon Asphalt Holdings, LLC (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed July 20, 2016, and incorporated herein by reference).

EXHIBIT D	Registration Rights Agreement, dated as of October 5, 2016, by and among Blueknight Energy Partners, L.P., Ergon Asphalt & Emulsions, Inc., Ergon Terminaling, Inc., and Ergon Asphalt Holdings, LLC (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed October 5, 2016, and incorporated herein by reference).

EXHIBIT E	Fourth Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of September 14, 2011 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed September 14, 2011, and incorporated herein by reference).

SCHEDULE I

The name and business address of each of the executive officers, managers and directors of each of Ergon and EA&E are set forth below. The present principal occupation or employment of each of the executive officer, managers and directors of each of Ergon and EA&E are also set forth below.

Ergon, Inc.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Leslie B. Lampton	Director and Chairman	(1)	United States
Leslie B. Lampton, III	Director and President - Petroleum Specialities Marketing Division	(1)	United States
Lee C. Lampton	Director and President - Operations	(1)	United States
William W. Lampton	Director and President - Asphalt Group	(1)	United States
Robert H. Lampton	Director and President - Supply & Distribution	(1)	United States
A. Patrick Busby	Executive Vice President and Chief Financial Officer	(1)	United States
H. Don Davis	Executive Vice President - Manufacturing & Planning	(1)	United States
Jimmy Langdon	Executive Vice President - Operations	(1)	United States
J. Baxter Burns	Executive Vice President - Asphalt Division	(1)	United States
John H. Wallace	Executive Vice President - Accounting	(1)	United States
Kathryn W. Stone	Executive Vice President - Secretary & Treasurer	(1)	United States
Ergon Asphalt & Emulsions, Inc.
Name	Present Principal Occupation or Employment	Business Address	Citizenship
Leslie B. Lampton	Director	(1)	United States
Robert H. Lampton	Director	(1)	United States
William W. Lampton	Director and Chairman	(1)	United States
J. Baxter Burns, II	Director and President	(1)	United States
A. Patrick Busby	Director, Executive Vice President and Chief Financial Officer	(1)	United States
Kathryn W. Stone	Secretary and Treasurer	(1)	United States

(1)	All business addresses are c/o Ergon, Inc. P.O. Box 1639, Jackson, MS 39215-1639.